COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

January 24, 2011

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)

Registration Nos. 002-99356; 811-04367

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on January 21, 2011 in connection with post-effective amendment no. 114 to the Registrant’s registration statement on Form N-1A (the “Amendment”), filed with the SEC on December 13, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s Columbia Asset Allocation Fund and Columbia Liberty Fund series (each a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

Global Comments

1.	Comment. In the section captioned “Choosing a Share Class,” we note that disclosure is provided regarding a number of share classes not offered in the applicable prospectus. Please consider limiting such disclosure to share classes offered in the applicable prospectus in order to avoid confusion.

Response. The Registrant takes its prospectus disclosure seriously and constantly seeks to improve it. The Registrant is part of a fund complex that is in the process of integrating the share class structures of two legacy fund families (RiverSource and Columbia). The disclosure approach illustrated in the referenced section is similar to the approach historically used by the legacy RiverSource funds family prior to its integration with the legacy Columbia funds family, which began in 2010, and was adopted by the Registrant in 2010 as a part of such integration efforts. Prior to adopting that approach, representatives of the Fund discussed the approach with the Staff reviewer who historically has reviewed the Registrant’s registration statement filings, Ms. Laura Hatch, and the Staff reviewer who historically reviewed the legacy RiverSource funds family’s registration statement filings, Ms. Patsy Mengiste. The disclosure approach taken in the

Amendment is the same approach taken in a Rule 485(a) filing made in the summer of 2010 by a legacy RiverSource fund to register additional share classes and to give the Staff an opportunity to review the disclosure that would serve as a model for future filings across the integrated fund complex. Thereafter, the Registrant and affiliated registrants requested and received relief with respect to such disclosure under Rule 485(b)(1)(vii), without any request from the Staff for modification of this approach of describing multiple share classes, including those not offered in the specific prospectus.

The Registrant notes that General Instruction C(3)(b) of Form N-1A specifically permits the Registrant to include information in its prospectuses that is not otherwise required so long as the information is not incomplete, inaccurate or misleading and does not obscure or impede understanding of the information required to be disclosed in the prospectuses. The Registrant does not believe that, at the time of its request for Rule 485(b)(1)(vii) relief regarding the referenced disclosure, the disclosure was incomplete, inaccurate or misleading or obscured or impeded understanding of required information, and it does not believe that the referenced disclosure has changed in any manner that should cause the Staff to change its view of such disclosure. The Registrant notes, in particular, that the share classes offered by each prospectus are clearly indicated on the cover of such prospectus. Accordingly, the Registrant believes that, while it is in the process of reviewing the referenced disclosure to make it both clearer and shorter, the referenced disclosure is currently consistent with the requirements of Form N-1A, and that no changes thereto are necessary.

The Registrant’s investment adviser is seeking to integrate its legacy processes for updating prospectuses, and that integration process is expected in the future to involve the procurement of a text management system that may more readily permit the production of prospectuses containing information only on the particular share classes offered thereby, if that is determined to be a better approach. However, the Registrant and its investment adviser believe that it is helpful to shareholders and potential investors to have access to information regarding the various share class options available to them within the integrated complex without having to obtain and to review multiple prospectuses. While the Registrant believes that its current disclosure is both helpful to shareholders and consistent with the requirements of Form N-1A, it will continue to seek to enhance and to improve its prospectus disclosure.

2.	Comment. Please confirm supplementally that, in the section of each prospectus captioned “[Fund Name] –– Fees and Expenses of the Fund,” the approval of the Fund contemplated in the following sentence includes the approval of the Fund’s board of trustees: “These fee and expense arrangements may only be modified or amended with approval from all parties to such arrangements, including the Fund and the Adviser.”

Response. The Registrant confirms that the approval of the Fund contemplated by the referenced sentence includes the approval of the Fund’s board of trustees.

3.	Comment. Please explain supplementally the rationale for including romanette (i) in the following sentence in the section of each prospectus captioned “[Fund Name] –– Fees and Expenses of the Fund”: “Columbia Management Investment Advisers, LLC (the Adviser) has contractually agreed to waive a portion of its advisory fee through January 31, 2012 so that the effective advisory fee rate will be a blend of (i) 0.00% on assets invested in other Columbia Funds, exchange-traded funds or third party mutual funds, and (ii) 0.65% on other assets.”

Response. While the Registrant could revise the relevant portion of the referenced sentence to read “so that the effective advisory fee rate will be 0.65% on assets other than Underlying Funds,” the Registrant believes that the disclosure is clearer to shareholders when the 0.00% advisory fee applicable to investments in Underlying Funds is made explicit, rather than left implicit.

4.	Comment. In the section of each prospectus captioned “[Fund Name] –– Principal Investment Strategies,” please provide examples of the types of equity securities in which the applicable Fund may invest.

Response. The requested change has been made. The relevant disclosure has been revised as follows:

The Adviser…may invest in equity securities (including, but not limited to, common stocks and securities convertible into common stocks) and fixed income securities, including TIPS, and other instruments such as derivatives.

5.	Comment. In the section of each prospectus captioned “[Fund Name] –– Principal Investment Strategies,” please disclose the expected average maturity of the applicable Fund’s fixed income investments.

Response. The requested change has been made. The following disclosure has been added to the referenced section:

The Fund may invest in fixed income securities of any maturity, and does not anticipate managing its portfolio to any specific targeted weighted average maturity.

6.	Comment. In the section of each prospectus captioned “[Fund Name] –– Principal Investment Strategies,” please revise the disclosure regarding derivatives to be specific to the derivative instruments in which the applicable Fund intends to invest as a principal investment strategy.

Response. Upon review, the Registrant has determined that investment in derivative instruments is not a principal investment strategy of either Fund. Accordingly, in each prospectus, the following paragraph has been moved in its entirety to the section of the prospectus captioned “[Fund Name] –– Additional Investment Strategies and Policies –– Holding Other Kinds of Investments”:

The Fund may invest in derivatives, including commodity-related derivatives, futures, forwards, options, swap contracts and other derivative instruments. The Fund may invest in derivatives for both hedging and non-hedging purposes, including, for example, to seek to enhance returns or as a substitute for a position in an underlying asset.

7.	Comment. We note that, in the section of each prospectus captioned “[Fund Name] –– Principal Risks,” disclosure is provided regarding “convertible securities risk” and “foreign securities risk.” Please add disclosure to the section captioned “[Fund Name] –– Principal Investment Strategies” regarding the investment strategies that correspond to such risks.

Response. The Registrant notes that each of the referenced principal risks is disclosed as a risk that the applicable Fund will bear either directly, to the extent of its investments in individual securities, or indirectly, to the extent of its investments in Underlying Funds that are subject to such principal risks. The disclosure in the section captioned “[Fund Name] –– Principal Investment Strategies” that corresponds to the referenced principal risks is the disclosure that the applicable Fund intends to invest in Underlying Funds. The Registrant also directs the Staff’s attention to its response to Comment 4, above, which notes that disclosure regarding convertible securities will be added to the section captioned “[Fund Name] –– Principal Investment Strategies.”

8.	Comment. We note that in the section of each prospectus captioned “[Fund Name] –– Principal Risks,” disclosure is provided regarding the risks to which the Underlying Funds in which each Fund primarily invests are subject. Please consider revising the referenced section to disclose only the risks to which the applicable Fund itself is subject, and not the risks to which the Underlying Funds are subject.

Response. Shareholders of each Fund will be subject indirectly to the risks of investing in each of its Underlying Funds, and the specific Underlying Funds in which each Fund may invest, and their principal risks, are identifiable. The Registrant believes that those risks are risks to which each Fund’s portfolio as a whole is subject, and which, if they were realized, would be reasonably likely to affect adversely each Fund’s net asset value, yield and total return.

9.	Comment. In the section of each prospectus captioned “[Fund Name] –– Performance Information,” please disclose, if applicable, that updated performance information is available and provide a website or toll-free telephone number where such information may be obtained.

Response. The requested change has been made. The following disclosure has been added to the referenced section:

More recent performance information is available on the Fund’s website at www.columbiamanagement.com or by calling 800.345.6611.

10.	Comment. In the section of each prospectus captioned “[Fund Name] –– Performance Information,” please disclose why the returns of a second index are included.

Response. The requested change has been made. The referenced disclosure has been revised as follows:

The table compares the Fund’s returns for each period with those of the Standard and Poor’s (S&P) 500® Index ~~and the Barclays Capital Aggregate Bond Index~~. The S&P 500® Index tracks the performance of 500 widely held, large-capitalization U.S. stocks. Because the Fund invests in fixed income securities in addition to equity securities, the table also compares the Fund’s returns for each period with those of the Barclays Capital Aggregate Bond Index. The Barclays Capital Aggregate Bond Index is a market value-weighted index that tracks the daily price, coupon, pay-downs, and total return performance of fixed-rate, publicly placed, dollar-denominated, and non-convertible investment grade debt issues with at least $250 million par amount outstanding and with at least one year to final maturity.

11.	Comment. Please confirm supplementally whether all of the portfolio managers listed in the section of each prospectus captioned “[Fund Name] –– Investment Adviser and Portfolio Manager(s)” are jointly and principally responsible for the management of the applicable Fund.

Response. The Registrant confirms that all of the portfolio managers listed in the referenced section are jointly and principally responsible for the management of the applicable Fund.

12.	Comment. In the section of each prospectus captioned “[Fund Name] –– Purchase and Sale of Fund Shares,” please consider removing disclosure regarding share classes that are not offered in that prospectus.

Response. The requested change has been made.

* * * * *

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I